Exhibit 4.2

Huize Holding Limited

Number	Class A Common Shares

Incorporated in the Cayman Islands

This is to certify that	[Name of shareholder]
[Address of shareholder]

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value
	Common Shares	USD 0.00001

Date of Record	Certificate Number	% Paid
100.00

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

Director	Director/Secretary